SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 001-12396


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [x] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  June 30, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION


                               THE BEARD COMPANY
                            Full name of registrant


                           Former name if applicable

                          Enterprise Plaza, Suite 320
                                  5600 N. May
           Address of principal executive office (Street and number)

                         Oklahoma City, Oklahoma 73112
                            City, state and zip code


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[x]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Beard Company (the "Company") is in the process of finalizing certain disclosures in the footnotes to the consolidated financial statements. This process has been delayed as a result of an illness in the family of the chief accounting officer. More time is necessary to prepare complete and accurate footnotes to the financial statements.

     The issues involved could not be resolved in time to meet the required filing deadline.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Herb Mee, Jr.
     President - Chief
     Financial Officer                               405         842-2333
        (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates there will be a significant change in the results of operations from the six months ended June 30, 2004 to the six months ended June 30, 2005. The Company presently anticipates that its results of operations for the six months ended June 30, 2005 will reflect a loss of $750,000 compared to earnings of $2,000,000 for the six months ended June 30, 2004.

     THE BEARD COMPANY has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 16, 2005              By:  /s/ Herb Mee, Jr.
                                        Herb Mee, Jr.
                                        President - Chief Financial Officer